Exhibit 99.1

Shinhan Financial Group 2015 Operating Results

On February 4, 2016, Shinhan Financial Group released its operating results for 2015. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		4Q 2015	3Q 2015	QoQ Change (%)	4Q 2014	YoY Change (%)
Revenue*	Specified Quarter	6,809,676	9,280,064	-26.62	7,104,144	-4.15
	Cumulative	30,674,566	23,864,890	—	27,551,684	11.33
Operating Income	Specified Quarter	562,284	778,701	-27.79	310,349	81.18
	Cumulative	2,979,671	2,417,387	—	2,654,810	12.24
Income before Income Taxes	Specified Quarter	562,850	873,827	-35.59	437,793	28.57
	Cumulative	3,147,107	2,584,257	—	2,867,576	9.75
Net Income	Specified Quarter	427,849	698,107	-38.71	340,535	25.64
	Cumulative	2,451,015	2,023,166	—	2,199,611	11.43
Net Income Attributable to Controlling Interest	Specified Quarter	409,085	679,003	-39.75	313,063	30.67
	Cumulative	2,372,228	1,963,143	—	2,081,110	13.99

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		4Q 2015	3Q 2015	QoQ Change (%)	4Q 2014	YoY Change (%)
Revenue*	Specified Quarter	2,135,151	5,589,020	-61.80	3,690,145	-42.14
	Cumulative	14,656,853	12,521,702	—	13,987,647	4.78
Operating Income	Specified Quarter	311,393	466,985	-33.32	206,001	51.16
	Cumulative	1,733,726	1,422,333	—	1,797,396	-3.54
Income before Income Taxes	Specified Quarter	306,515	557,980	-45.07	214,993	42.57
	Cumulative	1,875,070	1,568,555	—	1,835,796	2.14
Net Income	Specified Quarter	236,970	462,478	-48.76	183,350	29.24
	Cumulative	1,489,988	1,253,018	—	1,455,653	2.36
Net Income Attributable to Controlling Interest	Specified Quarter	236,843	462,482	-48.79	183,256	29.24
	Cumulative	1,489,654	1,252,811	—	1,455,224	2.37

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		4Q 2015	3Q 2015	QoQ Change (%)	4Q 2014	YoY Change (%)
Revenue*	Specified Quarter	1,140,344	1,310,449	-12.98	1,216,746	-6.28
	Cumulative	4,740,140	3,599,796	—	4,596,758	3.12
Operating Income	Specified Quarter	221,470	217,880	1.65	163,446	35.50
	Cumulative	880,155	658,685	—	824,201	6.79
Income before Income Taxes	Specified Quarter	219,770	217,888	0.86	167,044	31.56
	Cumulative	878,070	658,300	—	822,037	6.82
Net Income	Specified Quarter	173,226	169,743	2.05	127,400	35.97
	Cumulative	694,774	521,548	—	635,151	9.39
Net Income Attributable to Controlling Interest	Specified Quarter	173,226	169,743	2.05	127,400	35.97
	Cumulative	694,774	521,548	—	635,151	9.39

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues